                                                                    Exhibit 99.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               SECOND QUARTER 2003


         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS AND THE JUNE 30, 2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS. ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE OUR RESTRUCTURING AND THE SHIFT OF PRODUCTION TO LOWER COST GEOGRAPHIES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH THE CANADIAN SECURITIES COMMISSIONS AND THE U.S. SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

         WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

OVERVIEW

         Celestica is a world leader in providing electronics manufacturing services to OEMs in the information technology, communications and other industries. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

         During the past two years, the information technology and communications end markets have experienced continuing weakness. Celestica's revenue for 2002 was $8.3 billion, down 17% from $10.0 billion for 2001. The reduced demand for OEM's products and services contributed to the decrease in the Company's revenue and margins for 2002 and for the first half of 2003.

         Historically, acquisitions have contributed significantly to the Company's growth, with 2001 being the most active year for acquisitions, in terms of the number of acquisitions closed and the total purchase price. Growth from acquisitions in 2002 and 2003, to date, was minimal. Celestica continues to evaluate acquisition opportunities and anticipates that acquisitions will continue to contribute to its future growth.

         In 2001, the Company announced its first restructuring plan in response to the weakened end markets. The continued downturn into 2002 resulted in the Company announcing its second restructuring plan. In January 2003, the Company announced a further restructuring plan, which it expects to complete by the end of 2003. The restructurings are focused on consolidating facilities and increasing capacity in lower cost geographies. The Company expects that it will have a better-balanced manufacturing footprint when all of the planned restructuring actions are completed.

         In the fourth quarter of 2002, Celestica recorded impairment losses, in connection with its annual impairment tests of goodwill and long-lived assets. Future impairment tests may result in additional impairment charges.


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                                       2


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to United States GAAP, as disclosed in note 22 to the 2002 Annual Consolidated Financial Statements.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2002 Annual Consolidated Financial Statements and updated in note 2 to the June 30, 2003 Interim Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the fair value of reporting units for purposes of goodwill impairment tests, the useful lives and valuation of intangible assets, and restructuring charges. Actual results could differ materially from those estimates and assumptions.

REVENUE RECOGNITION:

         Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for its overall relationship with the customers. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

 ALLOWANCE FOR DOUBTFUL ACCOUNTS:

         Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

 INVENTORY VALUATION:

         Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

 INCOME TAX VALUATION ALLOWANCE:

         Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.



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                                       3



GOODWILL:

         Celestica performs its annual goodwill impairment tests in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in the fourth quarter of 2002. Future goodwill impairment tests may result in further impairment charges.

 INTANGIBLE ASSETS:

         Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of intangible assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible assets resulting in a change to amortization expense and impairment charges.

 RESTRUCTURING CHARGES:

         Celestica has recorded restructuring charges relating to facility consolidations and workforce reductions. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that will be abandoned or subleased, owned facilities which are no longer used and will be held for disposition, cost of leased equipment that has or will be abandoned, impairment of owned equipment that will be held for disposition, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. The estimates of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

         Costs associated with restructuring activities initiated prior to January 1, 2003 were recorded in compliance with FASB's Emerging Issues Task Force No. 94-3. Costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities."

ACQUISITION HISTORY

         A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. The historical pace of Celestica's acquisitions did not continue in 2002 or in 2003, to date, and may not continue in the future.

         As a result of the continued downturn in the economy, some of the sites acquired in prior years have been impacted by the Company's restructuring actions. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and reschedulings as base-business volumes have decreased. See discussion below in "Results of Operations."

2002 ASSET ACQUISITIONS:

         In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation and signed a five-year supply agreement. In August 2002, the Company acquired certain assets from


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Corvis Corporation in the United States and signed a multi-year supply agreement. The aggregate purchase price for these acquisitions in 2002 of $111.0 million was financed with cash and allocated to the net assets acquired, based on their relative fair values at the date of acquisition.

         Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely-varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

         Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour, the costs of transferring and ramping up programs, and other factors. Weak end-market conditions began to emerge in early to mid-2001 and have continued to weaken for the communications and information technology industries. This has resulted in customers rescheduling or canceling orders which has negatively impacted Celestica's results of operations.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

                                                  THREE MONTHS ENDED      SIX MONTHS ENDED
                                                        JUNE 30                JUNE 30
                                                    2002       2003        2002        2003
                                                 ---------  ---------   ---------   -------
Revenue.....................................        100.0%     100.0%      100.0%      100.0%
Cost of sales...............................         92.8       96.9        92.9        96.1
                                                    -----      -----       -----       -----
Gross profit................................          7.2        3.1         7.1         3.9
Selling, general and administrative expenses          3.4        3.7         3.4         3.8
Research and development costs..............          0.2        0.3         0.2         0.2
Amortization of intangible assets...........          1.0        0.8         0.9         0.8
Integration costs related to acquisitions...          0.4         -          0.3          -
Other charges...............................           -        1.4           -          0.6
                                                    -----      -----       -----       -----
Operating income (loss).....................          2.2       (3.1)        2.3        (1.5)
Interest expense (income), net..............          0.0       (0.1)        0.1        (0.2)
                                                    -----      ------      -----       ------
Earnings (loss) before income taxes.........          2.2       (3.0)        2.2        (1.3)
Income taxes................................          0.4       (0.5)        0.4        (0.2)
                                                    -----      ------      -----       ------
Net earnings (loss).........................          1.8%      (2.5)%       1.8%       (1.1)%
                                                    ======     =======     ======      =======


REVENUE

         Revenue decreased 29%, to $1.6 billion for the three months ended June 30, 2003 from $2.2 billion for the same period in 2002, primarily due to a reduction in volumes as a result of the prolonged weakened end-market conditions. Excess capacity in the EMS industry continued to exert pressures on pricing for components and services, also reducing revenue. Revenue for the six months ended June 30, 2003 decreased 28%, to $3.2 billion from $4.4 billion for the same period in 2002. The visibility of end-market conditions remains limited.

         Celestica manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. Revenue from the Americas operations was $0.8 billion for the three months ended June 30, 2003, a decrease of 40% from the same period in 2002, and decreased 42% to $1.6 billion for the six months ended June 30, 2003 compared to the same period in 2002. Revenue from European operations was $0.3 billion for the three months ended June 30, 2003, a decrease of 28% from the same period in 2002, and decreased 28% to $0.7 billion for the six months ended June 30, 2003 compared to the same period in 2002. The Americas and European operations


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                                       5


have been hardest hit by customer cancellations and order delays because of the downturn in end-market demand for their products. The Company has and continues to execute its plan to reduce its manufacturing capacity in these geographies by downsizing and/or closing facilities. In addition, the customers' continued demands for significantly lower product manufacturing costs has resulted in the transfer of programs from higher cost geographies to lower cost geographies, further reducing revenue in these higher cost geographies. Revenue from Asian operations was $0.5 billion for the three months ended June 30, 2003, flat compared to the same period in 2002, and increased 14% to $1.1 billion for the six months ended June 30, 2003 compared to the same period in 2002. End market softening and pricing pressures have also impacted the Asian operations. For the six month period comparison, the Asian operations benefited from the flow-through of the acquisition in Japan, which closed March 31, 2002.

         Sequentially, revenue increased 1% compared to the first quarter of 2003.

         The following represents the end-market industries as a percentage of revenue for the indicated periods:

                                            THREE MONTHS ENDED    THREE MONTHS ENDED
                                              JUNE 30, 2003         MARCH 31, 2003
                                            -------------------   -------------------
         Enterprise communications.........        26%                   24%
         Telecommunications................        22%                   23%
         Servers...........................        22%                   22%
         Storage...........................        11%                   14%
         Other.............................        10%                    9%
         Workstations and PCs..............         9%                    8%

         In the first quarter of 2003, the Company separated its Communications end-market industry into Enterprise communications and Telecommunications. In addition, Storage and Other were separated. The 2002 comparatives have not been adjusted to reflect the new end-markets. The comparatives for the three months ended June 30, 2002 are as follows: Communications - 46%; Servers - 27%; Storage and other - 20%; and Workstations and PCs - 7%.

         The following customers represented more than 10% of total revenue for each of the indicated periods:

                                            THREE MONTHS ENDED     SIX MONTHS ENDED
                                                 JUNE 30               JUNE 30
                                            -------------------   -------------------
                                              2002      2003        2002      2003
                                              ----      ----        ----      ----
         Sun Microsystems................        o         o           o         o
         IBM.............................        o         o           o         o
         Lucent Technologies ............        o         o           o         o
         Cisco Systems...................                  o

         Celestica's top ten customers represented in the aggregate 77%, of total revenue for the three and six months ended June 30, 2003, compared to 86% and 87%, respectively, for the same periods in 2002. There has been a steady decline in revenue from the top 10 customers over the past year, as they have been hardest hit by the broad-based reductions in corporate spending for information technology and communications infrastructure products. At the same time, the Company has been focused on diversifying its customer base by adding new customers in areas outside of the traditional communications and information technology end markets, such as military and aerospace, automotive, industrial, consumer and medical.

         The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the 2002 Annual Consolidated Financial Statements.

GROSS PROFIT

         Gross profit was $48.8 million for the three months ended June 30, 2003, a decrease of 70% from the same period in 2002. Gross margin decreased to 3.1% for the three months ended June 30, 2003 from 7.2% for the same period in 2002. Gross profit decreased 60% to $124.5 million for the six months ended June 30, 2003 compared to the same period in 2002. Gross margin decreased to 3.9% for the six months ended June 30, 2003 from 7.1% for the same period in 2002. The decrease in margins was due to the significant reduction in business volumes and corresponding low utilization rates, industry pricing pressures, a change in the mix of products manufactured, costs


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                                       6


of ramping new customer programs and costs of transferring programs to other geographies. This decrease was offset in part by the benefits from the Company's restructuring programs.

         The European operations continue to be the most adversely affected by lower utilization levels and higher fixed costs. Margins were impacted by volume reductions and pricing pressures which tended to impact disproportionately, their higher value-add products. Most of the planned restructuring actions for the European operations have now been announced. The Company expects to realize the benefits throughout the balance of the year. The Americas operations have been affected by significant volume reductions, a change in the mix of products manufactured, and by pricing pressures. The Asian operations have been affected by a change in the mix of products manufactured, program ramping costs, and overall pricing pressures.

         Sequentially, gross margin decreased to 3.1% from 4.8% for the first quarter of 2003. The decrease reflects a change in the mix of products manufactured, continued pricing pressures, higher costs due to ramping of new customer programs and higher program transfer costs.

         For the foreseeable future, the Company's gross margin is expected to be impacted by product mix, production efficiencies, utilization of manufacturing capacity, geographic manufacturing mix, start-up and ramp-up activities, new product introductions, pricing within the electronics industry, cost structures at individual sites, and other factors. Over time, margins at individual sites and for the Company as a whole are expected to fluctuate. Also, the availability of labour and raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses decreased 20%, to $59.9 million (3.7% of revenue) for the three months ended June 30, 2003 from $75.0 million (3.4% of revenue) for the same period in 2002. SG&A expenses decreased 19% for the six months ended June 30, 2003 to $119.6 million (3.8% of revenue) from $147.2 million (3.4% of revenue) for the same period in 2002. SG&A as a percentage of revenue increased as certain elements of expenses were fixed over this period. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs and a reduction in spending.

         Sequentially, SG&A expenses remained essentially flat from the first quarter of 2003.

RESEARCH AND DEVELOPMENT COSTS

         Research and development costs were $4.4 million (0.3% of revenue) for the three months ended June 30, 2003 compared to $5.0 million (0.2% of revenue) for the same period in 2002. R&D costs for the six months ended June 30, 2003 were $8.9 million, compared to $9.5 million for the same period of 2002.

AMORTIZATION OF INTANGIBLE ASSETS

         Amortization of intangible assets decreased to $12.1 million for the three months ended June 30, 2003 from $21.7 million for the same period in 2002. Amortization of intangible assets decreased to $24.5 million for the six months ended June 30, 2003 from $43.7 million for the same period in 2002. In the fourth quarter of 2002, the Company recorded an impairment charge to write down its intangible assets. As a result of the write down, the amortization expense has decreased. The decrease in expense is partially offset by amortization of intangible assets arising from the 2002 acquisitions.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers, and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.


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                                       7


         No integration costs were incurred for the three and six months ended June 30, 2003 compared to $10.2 million and $14.1 million, respectively, for the same periods in 2002. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

OTHER CHARGES

                                                                     THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                           JUNE 30                    JUNE 30
                                                                -------------------------- ------------------------
                                                                    2002          2003         2002          2003
                                                                ------------  ------------ ------------  ----------
                                                                      (in millions)              (in millions)
2001 and 2002 restructuring adjustments.....................       $   --        $  16.3      $   --        $  16.3
2003 restructuring..........................................           --            5.3          --            5.3
Gain on sale of surplus land................................           --             --          --           (1.6)
                                                                   ------        -------      ------        -------
                                                                   $   --        $  21.6      $   --        $  20.0
                                                                   ======        =======      ======        =======

         Further details of the other charges are included in note 13 to the 2002 Annual Consolidated Financial Statements and note 5 to the June 30, 2003 Interim Consolidated Financial Statements.

         As of June 30, 2003, the Company has recorded charges in connection with three separate restructuring plans in response to the economic climate. These actions, which included reducing the workforce, consolidating facilities and changing the number and location of production facilities, were largely intended to align the Company's capacity and infrastructure to anticipated customer demand, as well as to rationalize its footprint worldwide. The Company recorded charges of $237.0 million for its 2001 restructuring and $383.5 million for its 2002 restructuring, with minor adjustments as the Company executed its plan. See note 5 to the June 30, 2003 Interim Consolidated Financial Statements. The Company estimates the cost of the 2003 restructuring to be between $50.0 million to $70.0 million, to be recorded by the end of 2003, of which 80% is expected to be cash costs. Cash outlays are funded from cash on hand.

         The Company has and expects to continue to benefit from the restructuring measures taken in prior years through reduced operating costs. The Company has completed the major components of the 2001 restructuring plan, except for certain long-term lease and other contractual obligations. The Company expects to complete the 2002 restructuring actions by the end of 2003, except for certain long-term lease and other contractual obligations.

INTEREST INCOME, NET

         Interest income for the three and six months ended June 30, 2003 decreased to $2.9 million and $7.5 million, respectively, compared to $4.1 million and $7.8 million, respectively, for the same period in 2002. Although interest was earned on higher cash balances, the interest rates were lower than they were a year ago.

         Interest expense decreased to $1.4 million and $2.7 million, respectively, for the three and six months ended June 30, 2003 compared to $5.5 million and $10.9 million, respectively, for the same period in 2002, primarily due to the redemption of the Senior Subordinated Notes in August 2002. Interest expense is expected to decrease for 2003 as a result of the full-year effect of the redemption.

INCOME TAXES

         The income tax recovery for the three months ended June 30, 2003 was $8.1 million compared to income tax expense of $8.3 million for the same period in 2002, both periods reflecting an effective tax rate of 17%. Income tax recovery for the six months ended June 30, 2003 was $7.5 million, compared to a tax expense of $16.4 million for the same period in 2002, both periods reflecting an effective tax rate of 17%.


         The Company's effective tax rate is the result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2004 and 2012. Due to the level of operating losses in Europe, the European restructuring charges in the second half of the year, and the time period in which losses may be used under European tax laws, the Company expects the effective tax rate for the second half of 2003 to deviate from 17%.

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                                       8


         The net deferred income tax asset as at June 30, 2003 of $293.2 million ($280.1 million as at March 31, 2003), arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, management has determined that a valuation allowance of $96.4 million is required in respect of its deferred income tax assets as at June 30, 2003 ($85.4 million as at March 31, 2003). In order to fully utilize the net deferred income tax assets of $293.2 million, the Company will need to generate future taxable income of approximately $835.2 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at June 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended June 30, 2003, operating activities utilized $100.2 million in cash, primarily for inventory and accounts payable and accrued liabilities. For the six months ended June 30, 2003, operating activities utilized $14.8 million in cash. In 2002, cash was generated from earnings and lower working capital requirements.

         Investing activities for the three and six months ended June 30, 2003 included capital expenditures of $29.4 million and $47.5 million, respectively. Investing activities for the six months ended June 30, 2002 included capital expenditures of $75.0 million and asset acquisitions of $102.9 million, offset in part by proceeds from the sale-leaseback of machinery and equipment.

         The Company continued to reduce the leverage on its balance sheet by repurchasing Liquid Yield Option(TM) Notes (LYONs) in the open market. For the three months ended June 30, 2003, LYONs with a principal amount at maturity of $116.9 million, were repurchased at an average price of $519.30 per LYON, for a total of $60.7 million. A loss of $2.1 million, net of taxes of $0.9 million, was recorded. See further details in note 10 to the 2002 Annual Consolidated Financial Statements and note 3 to the June 30, 2003 Interim Consolidated Financial Statements. The Company may, from time to time, purchase additional LYONs in the open market. Through June 30, 2003, the Company has repurchased LYONs, with a total principal amount at maturity of $493.7 million, for cash of $237.1 million. At June 30, 2003, pursuant to the pre-authorization by the board of directors, the Company can spend up to an additional $112.9 million to repurchase LYONs. The amount and timing of future purchases cannot be determined at this time.

         In April 2003, Celestica amended its Normal Course Issuer Bid (NCIB) to repurchase up to 10% of the public float, or 18.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 31, 2003. Under this program, shares are purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of the Notice relating to the NCIB may be obtained from Celestica, without charge, by contacting the Company's Investor Relations Department at clsir@celestica.com. For the three months ended June 30, 2003, the Company
-------------------
repurchased 9.2 million subordinate voting shares at a weighted average price of $13.09 per share. All of these transactions were funded with cash on hand. A total of 17.9 million shares have been repurchased to June 30, 2003.

         In July 2003, the Company announced that it intends to launch a new NCIB upon expiry of its existing NCIB, to repurchase, at its discretion during the 12 months ending July 31, 2004, up to an additional 10% of its public float. This plan is subject to the approval of the Toronto Stock Exchange.

CAPITAL RESOURCES

         At June 30, 2003, the Company had two credit facilities: a $500.0 million four-year revolving term credit facility and a $350.0 million revolving term credit facility which expire in 2005 and 2004, respectively. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change


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the nature of its business or enter into business combinations, is restricted;
and, a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at June 30, 2003.

         Celestica and certain subsidiaries have additional bank facilities which total $55.1 million that are available for operating requirements.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2003 to be in the range of 1.0% to 2.0% of revenue. At June 30, 2003, Celestica had committed $22.9 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities and, therefore, may require additional debt or equity financing.

         The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of June 30, 2003, the Company generated cash from the sale of $320.3 million in accounts receivable. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's credit rating falls below a specified threshold. Celestica's credit rating is significantly above that threshold.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At June 30, 2003, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $666.7 million with expiry dates up to December 2004, except for one contract for $10.6 million that expires in January 2006. The fair value of these contracts at June 30, 2003, was an unrealized gain of $51.2 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and generally involves entering into contracts to trade U.S. dollars for Canadian dollars, British pounds sterling, Mexican pesos, euros, Thai baht, Singapore dollars, Brazilian reais, Japanese yen and Czech koruna at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful. See note 2(n) to the 2002 Annual Consolidated Financial Statements.

         As at June 30, 2003, the Company has convertible instruments, the LYONs, with an outstanding principal amount at maturity of $1,319.9 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $756.1 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See further details in note 10 to the 2002 Annual Consolidated Financial Statements.

CONTROLS AND PROCEDURES

         The Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the quarter, and have concluded that such controls and procedures are effective.

         There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

RECENT ACCOUNTING DEVELOPMENTS

IMPAIRMENT OF LONG-LIVED ASSETS AND COSTS ASSOCIATED WITH EXIT OR DISPOSAL
ACTIVITIES:
         In August 2001, FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations" and in October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In December 2002, the CICA issued standards similar to SFAS No. 144. See notes 22(k) and 2(r) to the 2002 Annual Consolidated Financial Statements. In addition, in July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities that are initiated after


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                                       10


December 31, 2002. See note 22(k) to the 2002 Annual Consolidated Financial Statements. In June 2003, the CICA issued standards similar to SFAS No. 146. The Company has adopted these standards effective January 1, 2003. See note 2 to the June 30, 2003 Interim Consolidated Financial Statements.

GUARANTEES:
         In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements." In December 2002, the CICA approved AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of FIN 45. See notes 22(k) and 2(r) to the 2002 Annual Consolidated Financial Statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES:
         In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." See note 22(k) to the 2002 Annual Consolidated Financial Statements. In June 2003, the CICA issued standards similar to FIN 45, effective for 2004.